

07006827

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED APR - 2 2007 WASH. D.C. 186 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27683

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Fox-Pitt, Kelton Incorporated

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Fifth Ave, 5th Floor
(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. William Vohrer **(212) 590-1852**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	**New York**	**New York**	**10281-1414**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 13 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, William Vohrer, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Fox-Pitt, Kelton Incorporated, as of December 31, 2006 and for the year then ended, are true and correct. I further affirm that neither the Company nor any partner, proprietor, officer or director has any proprietary interest in any account classified solely as that of a customer.

William G. Vohrer 3-29-07

Signature Date

FINOP

Title

Sworn to before me this 29th day of March, 2007

Dorothy A. Bellini

Notary Public

DOROTHY A. BELLINI
Notary Public, State of New York
No. 30-4666963
Qualified in Suffolk County
Commission Expires April 30, 2010

Fox-Pitt, Kelton Incorporated
Statement of Financial Condition
December 31, 2006


SEC MAIL PROCESSING
RECEIVED
APR - 2 2007
WASH. D.C.
186
SECTION

Filed pursuant to Rule 17a-5(e)(3) of the Securities Exchange Act as a
PUBLIC DOCUMENT

Fox-Pitt, Kelton Incorporated
Index
December 31, 2006

Page(s)

This report contains the following:

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Fox-Pitt, Kelton Incorporated

We have audited the accompanying statement of financial condition of Fox-Pitt, Kelton Incorporated (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Fox-Pitt, Kelton Incorporated at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.



March 29, 2007

Fox-Pitt, Kelton Incorporated
Statement of Financial Condition
December 31, 2006

Assets		
Cash and cash equivalents	$	19,524,218
Receivable from clearing broker		664,717
Trading assets, at fair value		185,179
Fixed assets and leasehold improvements at cost, less accumulated depreciation and amortization of $194,802		3,585,013
Receivable from customers		3,128,611
Income tax receivable		20,878
Receivable from affiliates		552,515
Other assets		638,137
Total assets	$	28,299,268
Liabilities and Stockholder's Equity		
Liabilities		
Bank overdraft	$	972,755
Trading liabilities, at fair value		39,420
Accounts payable and accrued expenses		14,101,005
Income taxes payable		1,270
Payable to affiliates		1,124,473
Total liabilities		16,238,923
Liabilities to affiliate subordinated to claims of general creditors		-
Stockholder's equity		
Common stock, $1 par value 50,000 shares authorized; 42,400 shares issued and outstanding		42,400
Additional paid-in capital		27,445,936
Retained deficit		(15,427,991)
Total stockholder's equitiy		12,060,345
Total liabilities and stockholder's equity	$	28,299,268

See accompanying notes.

1. Nature of Operations and Organization of the Company

Fox-Pitt, Kelton Incorporated (the "Company") is a wholly owned subsidiary of Fox-Pitt, Kelton Corporation ("FKC"), which is a wholly owned subsidiary of Fox-Pitt, Kelton Group Limited ("FKG"), a limited liability company incorporated in England and Wales. On June 29, 2006 an acquisition of FKG by a consortium of investors, including an affiliate of J.C. Flowers & Co. LLC and FKG management, closed. Swiss Reinsurance Company, the former parent company of FKG, maintained a 14.3% minority interest in FKG.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's principal business activity is acting as a broker-dealer for equity securities particularly in the insurance and banking sectors. In addition, the Company underwrites equity securities on behalf of clients to raise necessary capital as well as advises clients on their business strategies. Within those sectors its clients consist principally of institutional investors including investment companies and pension plans. The Company clears its customers' securities transactions through an unaffiliated broker-dealer on a fully disclosed basis. The Company also executes foreign securities transactions for customers which are cleared by an affiliated broker-dealer in the United Kingdom.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents comprise demand-deposits in banks, investments in a money market account and funds held on deposit with clearing broker. Included in Cash and cash equivalents in the statement of Financial condition of $19,524,218 is $19,016,633 on deposit with our clearing broker in a money market account, pledged against securities borrowed.

Trading Assets and Liabilities

Trading assets and liabilities comprise U.S. equity securities that are recorded on a trade date basis and are carried at fair value. Fair value is based on listed market prices or broker or dealer quotations. Realized and unrealized gains and losses on trading positions are recorded as trading profits and losses. Trading liabilities represent liabilities resulting from the Company selling securities that the Company does not own.

Commission Income

The Company records commission income and related expenses on a trade date basis.

Investment Banking Income

The Company records corporate finance fees when amounts are earned and due under terms of the engagement. Syndicate revenues are recorded as follows: management fees as of the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Fixed Assets and Leasehold Improvements
Office equipment is depreciated on a straight-line basis using an estimated useful life of three years for computer equipment, three years for telephone equipment and four years for other office equipment. Leasehold improvements are amortized on a straight-line basis over the lesser of the remaining term of the respective leases or the estimated useful life of the improvements.

Income Taxes
The Company is a member of a group which files a consolidated federal income tax return and combined state and local income tax returns with FKC. The tax allocation between members provides that each member shall compute and pay its tax liability on a separate return basis. In computing their income tax liability on a separate return basis, member companies have the ability to recover taxes paid in a prior year or record separate net operating loss benefits to the extent net operating losses or other tax attributes that they generated can be carried forward to the extent that the consolidated group could conclude the benefit was realizable.

Income tax expense or benefit is based on income reported in the financial statements. Deferred tax liabilities or assets reflect temporary differences between amounts of assets and liabilities for financial and tax reporting. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. The future tax benefits of deferred tax assets are recognized when the realization of such benefits is more likely than not.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

During 2004, the Company entered into a revolving subordinated loan agreement with Swiss Re Financial Products Corporation ("SRFPC"), an affiliate of the Company, which has been renegotiated as of June 28, 2006 for a period of two years, bearing interest based on six month LIBOR on a revolving basis. Under the terms of the agreement, SRFPC will extend credit to the Company on a revolving basis with the balance not to exceed $20,000,000 in the aggregate. Any outstanding balance will be included in the computation of net capital pursuant to SEC Rule 15c3-1. This credit line may be drawn down by the Company on a revolving basis or repaid, subject to the provisions of the agreement and regulatory requirements. At December 31, 2006 the Company had no outstanding balance on this facility, although borrowings were outstanding during the course of the year.

Under a service agreement with Conning & Company, a wholly owned subsidiary of Swiss Re America Holdings ("SRAH"), an affiliate of the Company, the Company is provided certain operational and administrative services for the Hartford office location.

The Company has an agreement with SRFPC whereby certain services are performed on behalf of the Company. At December 31, 2006 an amount of $1,124,473 is included in Payable to affiliates on the Statement of Financial Condition related to these costs.

Fox-Pitt, Kelton Limited ("FPKL"), an affiliate of the Company, provides trade execution services in the European equity market to the Company. FPKL remits trade commissions and allocates the related clearing expense and other costs to the Company. At December 31, 2006 the balance of $68,357 is included in Receivable to affiliates on the Statement of Financial Condition.

Fox-Pitt, Kelton Incorporated (the "Company") is a wholly owned subsidiary of Fox-Pitt, Kelton Corporation ("FKC"), which is a wholly owned subsidiary of Fox-Pitt, Kelton Group Limited ("FKG"). The Company entered into an agreement to extend credit, to a maximum of $1,500,000 to FKG on June 29, 2006 for a period of three years, bearing interest based on 6 month LIBOR. In addition, the Company entered into an agreement with FKG on June 29, 2006 whereby certain services are performed on behalf of the Company. At December 31, 2006 an amount of $484,158 related to these agreements is included in Receivable to affiliates on the Statement of Financial Condition

Fox-Pitt, Kelton Asia ("FPKA") provides trade execution services in the Asian equity market to the Company. FPKA remits trade commissions and allocates the related clearing expense and other costs to the Company.

4. Income Taxes

The Company has recorded no net benefit for the future utilization of its current year net operating loss carryforward due to management's belief that it is more likely than not that such loss carryforward will expire without benefit. Also, no net benefit has been recorded for the future utilization of the cumulative net operating loss carryforward relating to the prior year losses. In accordance with the criteria of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," a full valuation allowance of $16,032,023 has been recorded against the Company's net deferred tax asset at December 31, 2006

At December 31, 2006 the Company has net operating loss carryforwards of approximately $34,064,101 and $45,336,503 available for federal and state and local income tax purposes, respectively. These losses will expire between 2023 and 2026. These losses, and basis differences in connection with fixed assets, comprise the Company's net deferred tax asset.

At December 31, 2006, the effective tax rate was lower than the statutory federal tax rate, primarily due to the impact of state and local taxes, non deductible expenses, and an increase in the valuation allowance against the Company's net deferred tax asset.

5. Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the Statement of Financial Condition. As a registered broker-dealer, securities owned are recorded at market value. The fair value of primarily all other financial assets and liabilities are considered to approximate the recorded value due to their short-term nature.

6. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities. The Company's securities transactions as principal and as agent are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds and other financial institutions. In the normal course of business, securities transactions of brokerage customers of the Company are introduced and cleared through a clearing broker.

In the normal course of business, the Company executes, as agent, foreign securities transactions on behalf of customers. In the event that the counterparties to transactions do not fulfill their obligations, the Company may be exposed to credit risk to the extent such obligation is unsecured. Also, if securities are not received, the Company is subject to risk of loss if the market value of such securities has increased over the contract amount of the transactions. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations can be directly impacted by volatile trading markets which may impair their ability to satisfy their obligations to the Company.

The Company's policy is to monitor its market exposure and counterparty risk. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The Company's securities positions are cleared through an unaffiliated broker-dealer in the United States and through an affiliated broker-dealer in the United Kingdom. These securities are held in custody at major international financial institutions which have worldwide custody facilities and are members of major securities exchanges. The Company is subject to credit risk to the extent that this institution may be unable to fulfill its obligation to return the Company's securities or cash held at the broker. The Company had $19,713,448 of cash on deposit at its unaffiliated clearing broker as of December 31, 2006 of which $19,463,448 is included in Cash and cash equivalents and $250,000 is included in Receivable from clearing broker on the Statement of Financial Condition.

Pursuant to the terms of the agreements between the Company and these clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At December 31, 2006, there were no outstanding claims against the Company and the Company made no payments to the clearing broker related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

7. Commitments

Leases

Effective January 2007, the company entered into a ten year lease rental agreement or its New York premises, which expires in 2016. The minimum future rental payments of $15,593,180 are as follows:

Year	Amount
2007	$ 1,472,300
2008	1,472,300
2009	1,472,300
2010	1,472,300
2011 to 2016	9,703,980

Deferred Compensation

The company has a Deferred Compensation Plan, (the "Plan"). Under the plan, the company declared deferred cash bonuses of approximately $4,376,311, as of December 31, 2006. The vesting period for the deferred compensation is fifty percent of the deferred compensation on the three-year anniversary of the grant date and fifty percent on the four year anniversary. Amounts owing on the Plan will be paid in cash on the vesting date.

8 Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss to be remote.

9 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under the Rule, the Company is required to maintain minimum net capital, equal to the greater of $100,000, $225,000(depending upon the number on equity securities the company is a market maker in) or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2006, the Company had net capital of $16,188,424, which was $15,959,538 in excess of its required net capital of $228,886. The Company's ratio of aggregate indebtedness to net capital was 0.21:1.

* * * * * *

Fox-Pitt, Kelton Incorporated
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
December 31, 2006

Net Capital	
Stockholder's equity	$ 12,060,345
Allowable credits	12,366,384
Subordinated liabilities	-
Total capital	24,426,729
Deductions and/or charges	
Non allowable assets	
Fixed assets and leasehold improvements	3,585,013
Receivable from customers	3,128,611
Income taxes receivable	20,878
Receivable from affiliates	552,515
Receivable from clearing broker	369,863
Total non allowable assets	7,656,880
Haircuts on securities	408,110
Undue concentration	173,315
Net capital	16,188,424
Computation of basic net capital requirement	
Minimum net capital (greater of : $225,000, $225,000 or 6-2/3% of total AI)	228,886
Excess net capital	$ 15,959,538
Aggregate indebtedness (AI)	
Accounts payable and accrued expenses	$ 1,734,621
Income taxes payable	1,270
Payable to affiliates	724,643
Other liabilities	972,755
Total aggregate indebtedness	3,433,289
Ratio of aggregate indebtedness to net capital	0.21:1
Reconciliation with the company's computation (included in Part II of Form X-17A-5 as of December 31, 2006).	
Net capital per January 27, 2007 filing	$ 16,316,850
Additional capitalization of fixed assets	(94,779)
Additional expenses accrued	(103,912)
Unsettled trades previously recorded as non allowable assets	247,354
Undue concentration on money market instruments	(173,315)
Other adjustments	(3,774)
Net capital per above	$ 16,188,424

Fox-Pitt, Kelton Incorporated
Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
December 31, 2006

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in clauses (i) and (ii) of subparagraph (k)(2) of the Rule.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 29, 2007

Fox-Pitt, Kelton Incorporated
420 5th Avenue, 5th Floor
New York, NY 10018

In planning and performing our audit of the financial statements of Fox-Pitt, Kelton Incorporated (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated March 29, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END